North Country Investment Advisers, Inc.

250 Glen Street

P.O. Box 2161

Glens Falls, NY 12801

(518) 745-1000

February 26, 2015

Mr. Alan Redeker

23 Honey Hollow Road

Queensbury, NY 12804

Dear Alan,

On February 25, 2015 the Board of Directors of North Country Investment Advisers approved a resolution granting a 5 basis point, or 0.05%, voluntary waiver of the investment management fee paid by the North Country Intermediate Bond Fund for a period of one year commencing April 1, 2015. Consequently, for the period of April 1, 2015 to March 31, 2016, the investment management fee charged by North Country Investment Advisers for managing the North Country Intermediate Bond Fund will be reduced from 0.50% to 0.45%.

Sincerely,

/s/ Peter M. Capozzola

Peter M. Capozzola, CFA

President & Portfolio Manager

North Country Investment Advisers, Inc.

518-415-4229